UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 28, 2014

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Don Bosco 3672 piso 5

(C1206ABF) Cdad. Aut. de Bs. As.

November 27th , 2014.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur S.A.(“TGS”)

Dear Sirs,

The purpose hereof is to inform you -in accordance with the requirements of the regulations under the United States Securities and Exchange Act- that as per the delegation of authority conferred by the Shareholders’ Meeting held on April 30, 2014 (the “Shareholders Meeting”), TGS’ Board of Directors, in its meeting held on November 26, 2014, approved the distribution of AR$ 260,525,139 as cash dividends for the fiscal period ended on December 31, 2013, as included in the Future Dividends Reserve allocated pursuant to the Shareholders’ Meeting resolution. The dividend per share to be paid is AR$ 0.327912757. Cash dividends shall be paid as from December 10, 2014, and the Argentine Tax on Personal Property and Income Tax shall be withheld on the dividend to be paid to each shareholder, as appropriate.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: November 28, 2014